MEMORIAL RESOURCE DEVELOPMENT CORP.

1301 MCKINNEY, SUITE 2100

HOUSTON, TEXAS 77010

May 27, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Memorial Resource Development Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 2, 2014

File No. 333-195602

Dear Mr. Schwall:

Set forth below are the responses of Memorial Resource Development Corp., a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2014 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on May 2, 2014, File No. 333-195062 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have also hand delivered five copies of this letter and five copies of Amendment No. 2 marked to show all changes made since the initial filing of the Registration Statement.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Amendment No. 1 Registration Statement on Form S-1

Business, page 89

Cotton Valley—Terryville Complex Horizontal Redevelopment, page 91

H. Roger Schwall

May 27, 2014

1. We note the table of performance parameters on page 92 including “Estimated Ultimate Recovery” or EUR as “sum of total gross remaining reserves attributable to each location in our reserve report and cumulative sales from such location.” Please amend your document here, in your glossary page A-1 and elsewhere as appropriate to disclose, if true, that EUR, as used here, includes only proved reserves. If not true, please expand this section and the glossary to define this term.

Response: The Company has revised the disclosure on pages 98, A-1 and other applicable pages to clarify that “Estimated Ultimate Recovery” or EUR includes only proved reserves.

Index to Financial Statements, page F-1

2. Please update to provide financial statements and corresponding disclosures throughout your filing to comply with Rule 3-12 of Regulation S-X. Similar updating is required for the pro forma financial information under Rule 11-02(c) of Regulation S-X.

Response: The Company has updated its financial statements and corresponding disclosures throughout the filing to comply with Rule 3-12 of Regulation S-X and its pro forma financial information throughout the filing to comply with Rule 11-02(c) of Regulation S-X.

Exhibits

3. We note your response to prior comment 8 but do not see the tax sharing agreement incorporated by reference in your exhibit index. We also note that the related disclosure was deleted on page 141. Please advise.

Response: The Company respectfully submits that, because the tax sharing agreement is no longer in effect, it deleted the disclosure relating to this agreement. As a result, there is no longer any need to incorporate this agreement by reference in the exhibit index.

In addition, in our letter to the Staff dated April 4, 2014, we undertook to supplementally provide the Staff with any written materials provided to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the filing of Amendment No. 2, we are supplementally providing to the Staff, on a confidential basis, certain materials that were initially provided by the Company and its authorized representatives on or about May 20, 2014 to qualified institutional buyers in reliance on Section 5(d) of the Securities Act.

H. Roger Schwall

May 27, 2014

Signature Page

If you have any questions or comments concerning these responses, please call the undersigned at (713) 588-8370 or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Sincerely,

Memorial Resource Development Corp.

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President, General Counsel and Corporate Secretary

cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP

Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Christopher Ray, Natural Gas Partners